Exhibit 99.5

NICE Wins Overall Best of Enterprise Connect and Best Innovation in Customer
Experience At Enterprise Connect 2025 For CXone Mpower Orchestrator

CXone Mpower Orchestrator is the first true end-to-end AI automation solution in customer service, able to proactively transform complex customer service workflows across front-office care and back-office operations with agentic AI

Hoboken, N.J., March 18, 2025 – NICE (Nasdaq: NICE) today announced that it was named the Overall Best of Enterprise Connect and recognized for Best Innovation in Customer Experience at Enterprise Connect 2025, a leading conference and exhibition for enterprise communications and customer experience. Both accolades were awarded for NICE’s CXone Mpower Orchestrator, the only solution that delivers true end-to-end automation for customer service by unifying all touchpoints, including virtual agents, live agents and back-office workflows, on a single AI platform.

Best of Enterprise Connect recognizes excellence and innovation in the enterprise communications and collaboration industry. Judges reviewed entries focusing on factors including technology advancement, innovation and business impact.

Built natively on CXone Mpower, the industry’s leading customer service AI platform, Orchestrator seamlessly integrates AI-driven insights, third-party applications, and enterprise-wide workflows into a unified, automated, and optimized framework. Unlike traditional workflow tools that offer only partial visibility or limited automation, Orchestrator analyzes, predicts, and optimizes processes dynamically, proactively identifying and implementing improvements across the entire service ecosystem.

Orchestrator also connects customer service operations from intent to fulfillment across human-assisted and self-service touchpoints. It allows businesses to personalize workflows and forecast automation, satisfaction and process improvements, giving clear visibility into the impact of changes before they are implemented.

Eric Krapf, General Manager, Enterprise Connect said, “Each year we have the honor to celebrate the most innovative technologies in the enterprise communications and customer experience industry. This year, we congratulate NICE on its superior innovation with CXone Mpower Orchestrator. It is a highly impactful development in customer service automation, and we’re pleased to recognize this innovation with the Overall Best of Enterprise Connect award.”

Barry Cooper, President, CX Division, NICE, said, “CXone Mpower Orchestrator tackles the top challenge plaguing IT leaders today: siloed operations. In an era of complex customer service—spanning live and AI agents across countless channels as well as blurred boundaries with the rest of the organization— Orchestrator delivers the clarity and control of workflows that enterprises need. I'm thrilled that the Best of Enterprise Connect awards has recognized this groundbreaking innovation in AI-driven customer service automation for IT and business leaders."

Learn more about NICE CXone Mpower Orchestrator here.

Winners were announced during an awards presentation at Enterprise Connect 2025. For more information: https://enterpriseconnect.com/.

About Enterprise Connect
For more than 30 years, Enterprise Connect has been the leading conference and exhibition for enterprise communications and customer experience in North America. Enterprise Connect brings corporate IT decision makers together with the industry's vendors, analysts and consultants to focus on the issues central to enterprise communications. Enterprise Connect owns and produces No Jitter, (nojitter.com), providing daily blogging and analysis of enterprise communications, and it also serves the community with a weekly email newsletter, research surveys and a Webinar Series. For more information, visit https://enterpriseconnect.com/. Enterprise Connect is brought to you by Informa Connect.

About Informa Tech
Informa Tech is a leading provider of market insight and market access to the global business technology community. Through in-depth expertise and an engaged audience community, Informa Tech helps business professionals make better technology decisions and marketers reach the most powerful tech buyers and influencers in the world. Across its portfolio of over 100+ trusted brands, Informa Tech has over 1000 industry experts, including over 400 research analysts and consultants in global research group Omdia, and a monthly audience reach of over 125 million. Informa Tech is a division of FTSE 100 company Informa plc.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.